Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to release Q1 2017 unaudited results and host Annual Meeting of Shareholders on May 9

Vancouver, B.C. - April 19, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) will release its unaudited results for the first quarter of 2017 on Tuesday, May 9, 2017, after market close. The Company will also host its Annual Meeting of Shareholders on May 9, 2017.
Annual Meeting of Shareholders
Pan American’s Annual Meeting of Shareholders will begin at 5:00 pm ET (2:00 pm PT) on Tuesday, May 9, 2017 at the Fairmont Waterfront Hotel, Malaspina Room, 900 Canada Place Way, Vancouver, British Columbia. The meeting will not be webcast. Presentation slides will be available at www.panamericansilver.com.
First Quarter 2017 Unaudited Results Conference Call
A conference call and webcast to discuss the Company’s unaudited results for the first quarter will be held on Wednesday, May 10, 2017 at 11:00 am ET (8:00 am PT). To participate, please dial toll-free in Canada and the U.S. at 1-800-319-4610. International participants please dial +1-604-638-5340.
A live audio webcast will be available on the Company’s website at www.panamericansilver.com. A replay of the webcast will also be available shortly after the call on the website.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines across Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1